

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

February 19, 2010

Via Mail and Fax

Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel
Travelport Limited
405 Lexington Avenue, 57th Floor
New York, NY 10174

      RE: Travelport Limited
              File Number: 333-141714-23
              Form 8-K Furnished May 8, 2009

Dear Mr. Bock:

We have reviewed your correspondence dated January 28, 2010 and have the following comment. We believe you should revise future filings in response to our comment. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 8-K Furnished May 8, 2009
Exhibit 99.1

1. Refer to your response to our prior comment number 1. It appears to us that your response solely provides examples of how management uses "adjusted EBITDA." Although such information satisfies the requirement of Item 10(e)(1)(i)(D) of Regulation S-K, it is not substantive justification specific to your circumstances as to why the measure is useful to investors in satisfaction of Item 10(e)(1)(i)(C) of Regulation S-K. Pursuant to footnote 44 found in section II.B.2 of the Commission's Release No. 33-8176: "Conditions for Use of Non-GAAP Financial Measures," assertion that a non-GAAP financial measure is used by or useful to others cannot be the sole support for presenting the non-GAAP financial measure. Therefore, we believe you should discontinue presenting "adjusted EBITDA" as a non-GAAP measure of performance. As we indicated in our prior comment, since the relevancy of "adjusted EBITDA margin" in the context of a non-GAAP liquidity measure is not clear, we believe you should also discontinue presentation of such.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief